SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                           FORM 12b-25

                                 Commission File Number  1-11686

                   NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q
[ ]Form N-SAR

For         Period        Ended:                March         31,
1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For          the         Transition         Period         Ended:


     Read attached instruction sheet before preparing form.
Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

                 Part I.  Registrant Information

Full     name    of    registrant:        CYCOMM    INTERNATIONAL
INC.

Former name if applicable:
                                                              N/A


                         1420      Springhill     Road,     Suite
420
    Address of principal executive office (Street and number)

City,     State     and    Zip    Code:            McLean,     VA
22102

                Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report or Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed.)

                        See Attachment A

                   Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

        Michael R. Skoff             (703)        903-
9548
          (Name)                 (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                         [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                         [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        See Attachment A



                                  CYCOMM            INTERNATIONAL
INC.
          (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:   May 15, 1997          By:
                              Michael R. Skoff
                              Chief Financial Officer

                          ATTACHMENT A

     As a result of various administrative and corporate changes, the Registrant will be unable to timely file its quarterly report on Form 10-QSB for the period ended March 31, 1997 until on or before the fifth calendar day following the prescribed due date.

     Additionally, the acquisitions of XL Computing Corporation on March 15, 1996 and XL Computing Canada Inc. on June 21, 1996 will result in a significant change in the results of operations from the corresponding period of the last fiscal year. The change will result in significantly higher sales revenues, cost of sales and general and administrative costs for the consolidated results of operations.

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